The Gabelli Equity Trust Inc.
One Corporate Center
Rye, New York 10580-1422
November 6, 2006

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	The Gabelli Equity Trust Inc. Pre-Effective Amendment No. 2 to Registration Statement on Form N-2 Registration Nos. 333-137298, 811-04700
Ladies and Gentlemen:
This letter is provided to the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced filing made by The Gabelli Equity Trust Inc. (the “Registrant”).
The Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the staff of the Commission (the “Staff”):
(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
THE GABELLI EQUITY TRUST INC.

By:	/s/ Bruce N. Alpert
Name:	Bruce N. Alpert
Title:	President

VIA EDGAR
November 6, 2006
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	The Gabelli Equity Trust Inc.
Registration Statement on Form N-2
(File No. 333-137298)
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date for the Registrant’s Registration Statement on Form N-2 referenced above be accelerated so that it will become effective on November 7, 2006 or as soon as practicable thereafter.
Very truly yours,

By:	/s/ Bruce N. Alpert
Name: Bruce N. Alpert
Title: President and Principal Executive Officer

Willkie Farr & Gallagher LLP Letterhead
November 6, 2006
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	The Gabelli Equity Trust Inc. (the “Fund”) Registration Statement on Form N-2 (Securities Act File No. 333-137298, Investment Company Act File No. 811-04700) Pre-Effective Amendment No. 2
Dear Ms. Hatch:
On behalf of the Fund, I hereby transmit for filing under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the Fund’s Registration Statement on Form N-2 (the “Registration Statement”) which pursuant to Section 310 of Regulation S-T, has been tagged to indicate the changes from Pre-Effective Amendment No. 1 to the Fund’s Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on November 2, 2006. No material changes have been made since Amendment No.1.
Pursuant to Rule 430A under the Securities Act of 1933, the following items will be omitted from the form of prospectus:
•	dividend rate and quarterly payment date for the Series F Preferred

•	underwriting discounts and discounts to dealers

•	the first potential redemption date for the Series F Preferred at the option of the Fund

Aaron D. Wasserman, Esq.
November 6, 2006
Any questions or comments regarding this letter should be directed to the undersigned at (212) 728-8622.
Very truly yours,
Aaron D. Wasserman

cc:	Laura Hatch, Division of Investment Management, SEC
Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP
Bruce N. Alpert, The Gabelli Equity Trust Inc.
James E. McKee, Esq., The Gabelli Equity Trust Inc.